[Fluor Letterhead]

March 26, 2007

VIA EDGAR AND FAX

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, DC  20549

Re:	Fluor Corporation
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-16129

Dear Mr. Decker:

The Staff provided comments, by letter dated March 12, 2007 (the “Comment Letter”), on the Company’s Form 10-K as filed on March 1, 2007.  The Company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter.  Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

A copy of this letter is being delivered to Jeffrey Gordon, the Staff Accountant identified in the Comment Letter.

Financial Statements

Major Accounting Policies, page F-9

2.                  Please disclose how you account for pre-contract costs, including how you account for costs related to contracts that you don’t ultimately win.  If you do not expense these amounts upon receiving notification you did not get the contract, please disclose why not and disclose how you do account for these costs.

Response:

The Company expenses all pre-contract costs as incurred.  In future filings the Company will add a disclosure to that effect.

Mr. Rufus Decker
Securities and Exchange Commission

Contingencies and Commitments, page F-28

Conex International v. Fluor Enterprises, Inc., page F-31

3.                  You disclose that a jury ruled in favor of Conex International and awarded $98.8 million in damages; however, you have not recognized an expense reflecting the verdict amount.  Please tell us in detail why you believe it is probable that any judgment based on this verdict will be overturned.  See SFAS 5.

Response:

We refer to the text of our 2006 Form 10-K disclosure for a general description of this litigation.

From the outset of this litigation, the Company was aware that many jury verdicts rendered in courts in this region have been overturned on appeal because the verdicts are found not to be justified in law or in fact.  We have been advised that a relatively high percentage of civil judgments have been reversed — approximately 35.5% from this particular venue — during 2006 according to the Texas Office of Court Administration.  As a result, very early in the litigation the Company took the rather unusual step of engaging appellate counsel, Vinson & Elkins, to be involved throughout the trial so that we would be in a position to evaluate any adverse outcome at the trial court level.

The Conex verdict is composed of $1.8 million of direct damages for additional unpaid work performed by Conex that the jury found to be attributable to Fluor’s actions, $67 million of “lost profits,” and $30 million of punitive damages.  The Company, based on the advice of its counsel, strongly believes that the lost profits and punitive damages components of the verdict are inconsistent with applicable legal standards and are within the category of unsubstantiated verdicts that have frequently been overturned on appeal in this judicial venue.  The lost profits components, for example, are based in large part on highly speculative assumptions on multiple levels as to potential future business awards that Conex might conceivably bid on and perform at profitable levels.

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2006, careful analysis was undertaken by management with the advice of outside counsel with respect to the appropriate accounting treatment for the adverse verdict in the Conex case.  A written opinion was obtained from Vinson & Elkins that supports the Company’s determination that it is probable that any judgment based on the verdict will be overturned on appeal.  The process leading to this determination, and the opinion, were discussed in depth with the Company’s independent accountants and with the Company’s audit committee.

Mr. Rufus Decker
Securities and Exchange Commission

In summary, the Company and its advisors have engaged in a rigorous process leading to this accounting determination, which determination is squarely consistent with applicable accounting rules and is supported by a written opinion of reputable and experienced outside legal counsel.

*  *  *

Fluor Corporation acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely,

/s/ D. Michael Steuert
DMS/vlp

cc:	Securities and Exchange Commission
Jeffrey Gordon

Fluor Corporation
Lawrence N. Fisher; Victor L. Prechtl

Ernst & Young LLP
Billie I. Williamson

Gibson, Dunn & Crutcher LLP
E. Michael Greaney; Brian J. Lane